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ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

March 25, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Williamson, Senior Counsel

Re:	AIP Alternative Lending Fund P

(File Nos. 333-218890 and 811-23266)

Dear Mr. Williamson:

We are writing in response to comments provided telephonically on March 25, 2019 with respect to an amended registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on March 13, 2019, on behalf of AIP Alternative Lending Fund P (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.	We note that your revised disclosure indicates that Platforms in which the Fund may invest may experience “significant cumulative loan losses.” Prior disclosure indicated that “[s]ince 2008, certain Platforms in which the Fund may invest have reported cumulative loan losses of approximately 1% to 10% in aggregate for higher-rated, lower risk loans and 10% to 20% in aggregate for lower-rated, higher risk loans.” Please confirm whether the Fund’s loss experiences are consistent with the previously disclosed range. If not, please explain and tell us where you have disclosed in both qualitative and quantitative terms the extent of both actual and predictive loan losses.

Response 1.	We respectfully acknowledge your comment. The referenced disclosure was removed in order to ensure going forward that the prospectus does not contain any information which is potentially outdated. We hereby confirm that, as of the date of the prospectus, the Fund's loan losses have been de minimis, as the Fund has a limited operating history. Furthermore, the Fund anticipates that loan losses for certain Platforms in which the Fund may invest should continue to be consistent with the data previously disclosed. As such, we believe the revised disclosure to be adequate.

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If you have any questions, please feel free to contact me at (212) 698-3526.

Very truly yours,
/s/ Allison Fumai
Allison Fumai